Exhibit 99.1

SINA Joins Buyer Consortium in E-House’s Proposed “Going Private” Transaction, to Become Leju Shareholder

Shanghai, China, June 19, 2015 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced  that the independent special committee of the Company’s Board of Directors (the “Independent Committee”), formed to consider a non-binding “going-private” proposal by Mr. Xin Zhou, co-chairman of the Board and chief executive officer of E-House, and Mr. Neil Nanpeng Shen, a member of the Board, was informed that SINA Corporation (“SINA”) (NASDAQ: SINA), an existing shareholder of the Company, had joined the buyer group by entering into a consortium agreement with Mr. Zhou and Mr. Shen (together with SINA, the “Consortium Members”), pursuant to which they have agreed to, among other things, form a consortium to work exclusively with one another to undertake the “going-private” transaction to acquire all the outstanding shares of the Company other than the shares owned by the Consortium Members or their affiliates (the “Transaction”).

The Consortium Members and their respective affiliates currently own, in the aggregate, approximately 48% of the Company’s total issued and outstanding shares.

E-House was also informed that SINA has agreed to exchange all the E-House shares held by SINA at the closing of the Transaction (the “Closing”) for a portion of the ordinary shares of Leju Holdings Limited (“Leju”) held by E-House at the Closing, based on an exchange ratio determined in accordance with a mutually agreed formula. Leju is a majority owned subsidiary of E-House and is listed on the New York Stock Exchange.

The Independent Committee is continuing its evaluation of the Transaction. No decisions have been made by the Independent Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed or that the Transaction or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties are outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

For investor and media inquiries please contact:

In China:

Ms. Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com